Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
Toll Free Number: 1-866-FPM-8601
e-mail “firstpoint@firstpointminerals.com”
TSX Venture Exchange: FPX

October 12, 2004

First Point Minerals Exercises Option to Acquire 100% Interest in
Rio Luna Concession; Completes First Two Holes in the Current
Drilling Phase; Announces New Trench Results, and Applies for
Additional Gold Concessions in Nicaragua

Dr. Peter M D Bradshaw, P. Eng., Executive Chairman of First Point Minerals Corp. (TSXV: FPX) today announced that First Point is very encouraged by the results generated by the on-going drilling, trenching and soil sampling programs at Rio Luna. In light of the ongoing exploration success, First Point has exercised the option to acquire a 100% interest in the Rio Luna concession. The option, which did not have to be exercised until December 2005, included a final cash payment of US$10,000 and 60,000 of First Point’s common shares. After the Nicaraguan authorities have processed the transfer documents, registered title to the Rio Luna concession will be held by the Company’s wholly-owned Nicaraguan subsidiary, First Point de Nicaragua, S.A.

The first two holes on the second phase of drilling which targeted the North and South veins at the Balsamo East target area have been completed. In hole DD-RL-29, the best value was 1.0 gram/tonne (g/t) gold over 1.8 meters. Hole DD-RL-30, which intersected the same zone 50 meters down dip, averaged 1.3 g/t over 2.0 meters. Both holes were drilled to test the down dip extension of the North vein of the Balsamo East target where two holes from the first phase of drilling, as previously announced, returned 15.8 g/t gold over 3.2 meters (including 0.3 meters of 87.7 g/t) and 13.5 g/t gold over 5.2 meters (including 1.2 meters of 57.6 g/t gold). The drill has been moved along strike northwest of the Balsamo East target, to follow-up on good values obtained in surface sampling. An initial three hole program is testing the westerly continuation of the high grade zone.

The Company has received assays from CAS laboratories, Honduras, on a number of recently-collected surface samples. The most significant is a sub-crop sample which assayed 23.7 g/t gold. The sample was collected between the Balsamo and Balsamo East targets, which suggests that the high grade North vein at Balsamo East continues westward towards the Balsamo target, a distance of several hundred meters. In addition, a one meter chip sample collected from the eastern extension of the Balsamo East target returned 17.2 g/t gold indicating an extension of the vein system in that direction as well. Assays are pending from other recently completed trenches and results will be reported in due course.

The auger and trenching program is continuing on several targets, including the location of the 250 g/t gold grab sample reported previously, to better define a number of proposed drill sites.

Due to the exploration results obtained so far, Management is recommending a second drill rig be contracted for an expanded and accelerated third phase drill program, to be carried out during the up coming six month dry season.

First Point applies for three new concessions in Nicaragua

First Point has applied for three new concessions. The Boaco Viejo and the Mesas de Cuapa concessions, totaling 736 square kilometers, are located immediately east and south of the Rio Luna Project. These two concessions contain favorable geology with a wide area of alteration and anomalous gold values. The Rio Sombrero Negro concession totaling 407 square kilometers is 100 kilometers east of Rio Luna and has a number of historic gold prospects. First Point now has one of the largest land positions in Nicaragua totaling 1,233 square kilometers. Exploration work on these new concessions will commence as soon as the concessions have been granted.

In a report titled “Gold Mining and Exploration in Central America”, author Virginia Heffernan states “The level of gold exploration in Central America has increased significantly over the past year because the region is relatively under-explored, the price of gold is robust and laws are generally favorable to mining and exploration. Central America is re-emerging as a top destination for gold mining companies. Although just a quarter of the size of Mexico, its neighbor to the north, the long isthmus that connects South and North America is dotted with high-grade gold deposits.” This report may be viewed at http://www.firstpointminerals.com/i/pdf/Gold_in_Central_America-Rev6.pdf.

The recently announced agreement between Radius Gold and Meridian Gold confirms the acceleration of exploration efforts seeking gold in Nicaragua. Management believes that the mining and investment communities will be focusing more resources on exploration in Nicaragua, and companies with large land positions and favourable geology will be the greatest beneficiaries of this trend.

The qualified person supervising work on the Rio Luna gold project is Dr. Peter Bradshaw, P. Eng.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company with five precious and base metal projects located in the Americas. The Company is currently focusing its activities to explore, define and advance its Rio Luna gold project in Nicaragua. For more information please view: www.firstpointminerals.com or phone Ran Davidson, Director of Investor Relations at (604) 681-8600 or toll free at 1-866-FPM-8601.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, Executive Chairman

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.